Filed by Nuveen Preferred Income Opportunities Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Flexible Investment Income Fund

Commission File No. 811-22820

Nuveen Flexible Investment Income Fund (JPW)

Shareholder Meeting - Adjournment Ends May 5, 2017

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by May 5, 2017, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on May 5, 2017 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

THE PROPOSAL HAS THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal was reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal contained in the Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

Based on information provided by Nuveen Fund Advisors, LLC, the Board of Trustees of your fund believes that the proposed reorganization may benefit shareholders of the fund (relative to not pursuing the reorganization) in a number of ways, including, among other things:

● the potential for a higher common share net earnings rate;

● lower management fee and administrative expenses (excluding the costs of leverage) as certain fixed costs are spread over a larger asset base; and

● the potential for improved secondary market trading prices relative to net asset value.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-300-0742 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m., ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.